Condensed Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2015 and March 31, 2014

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	Three Months Ended March 31,
		2015	2014

Revenue		$76,519	$85,004
Cost of sales excluding depreciation and amortization	14	72,203	84,296
Depreciation and amortization		11,585	6,616
Mine operating loss		(7,269)	(5,908)

Other expenses/(income)
Exploration expense		312	84
General and administrative		3,632	5,706
Finance expense, net	15	2,670	2,419
Other income	10	(2,506)	(23)
Loss on fair value of 5% Convertible Debentures	4	3,736	10,174
Loss before tax		(15,113)	(24,268)
Income tax expense	7	—	85
Net loss		$(15,113)	$(24,353)
Net loss attributable to non-controlling interest		(1,986)	(1,989)
Net loss attributable to Golden Star shareholders		$(13,127)	$(22,364)

Net loss per share attributable to Golden Star shareholders
Basic and diluted	13	$(0.05)	$(0.09)
Weighted average shares outstanding-basic and diluted (millions)		259.5	259.2
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2015	2014

OTHER COMPREHENSIVE LOSS
Net loss	$(15,113)	$(24,353)
Comprehensive loss	(15,113)	(24,353)
Comprehensive loss attributable to non-controlling interest	(1,986)	(1,989)
Comprehensive loss attributable to Golden Star shareholders	$(13,127)	$(22,364)
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
	Notes	March 31, 2015	December 31, 2014

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$24,182	$39,352
Accounts receivable		13,617	14,832
Inventories	5	55,304	54,279
Prepaids and other		6,138	4,767
Total Current Assets		99,241	113,230
RESTRICTED CASH		2,041	2,041
MINING INTERESTS	6	143,152	142,782
Total Assets		$244,434	$258,053

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	8	$109,137	$123,451
Current portion of rehabilitation provisions	9	5,096	4,562
Current portion of long term debt	10	16,597	17,181
Total Current Liabilities		130,830	145,194
LONG TERM DEBT	10	102,373	85,798
REHABILITATION PROVISIONS	9	80,094	81,254
Total Liabilities		313,297	312,246

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized		695,266	695,266
CONTRIBUTED SURPLUS		31,975	31,532
DEFICIT		(738,750)	(725,623)
Total Golden Star (Deficit)/Equity		(11,509)	1,175
NON-CONTROLLING INTEREST		(57,354)	(55,368)
Total Equity		(68,863)	(54,193)
Total Liabilities and Shareholders' Equity		$244,434	$258,053
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "William L. Yeates"
Timothy C. Baker, Director                        William L. Yeates, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		Three Months Ended March 31,
	Notes	2015	2014

OPERATING ACTIVITIES:
Net loss		$(15,113)	$(24,353)
Reconciliation of net loss to net cash provided by operating activities:
Depreciation and amortization		11,594	6,616
Loss on retirement of asset		—	43
Share-based compensation	12	529	1,438
Deferred income tax expense	7	—	85
Loss on fair value of 5% Convertible Debentures	4	3,736	10,174
Gain on deferral of other long term liabilities	10	(2,432)	—
Accretion of rehabilitation provisions		440	436
Amortization of deferred financing fees		62	62
Reclamation expenditures		(1,066)	(667)
Other		26	—
Changes in working capital	18	7,062	4,219
Net cash provided by/(used in) operating activities		4,838	(1,947)
INVESTING ACTIVITIES:
Additions to mining properties		(19)	(8,374)
Additions to plant and equipment		—	(499)
Additions to construction in progress		(12,444)	(3,339)
Capitalized interest		(319)	—
Change in accounts payable and deposits on mine equipment and material		(2,878)	(1,915)
Other investing activities		—	(5)
Net cash used in investing activities		(15,660)	(14,132)
FINANCING ACTIVITIES:
Principal payments on debt		(4,348)	(1,650)
Proceeds from debt agreements		—	10,000
Net cash (used in)/provided by financing activities		(4,348)	8,350
Decrease in cash and cash equivalents		(15,170)	(7,729)
Cash and cash equivalents, beginning of period		39,352	65,551
Cash and cash equivalents, end of period		$24,182	$57,822
See Note 18 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income/(Loss)	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at December 31, 2013	259,105,970	$694,906	$29,346	$—	$(652,544)	$(45,006)	$26,702
Shares issued under options	268,909	216	(216)	—	—	—	—
Options granted net of forfeitures	—	—	1,011	—	—	—	1,011
DSU's granted	—	—	180	—	—	—	180
Net loss	—	—	—	—	(22,364)	(1,989)	(24,353)
Balance at March 31, 2014	259,374,879	$695,122	$30,321	$—	$(674,908)	$(46,995)	$3,540

Balance at December 31, 2014	259,490,083	$695,266	$31,532	$—	$(725,623)	$(55,368)	$(54,193)
Options granted net of forfeitures	—	—	265	—	—	—	265
DSU's granted	—	—	178	—	—	—	178
Net loss	—	—	—	—	(13,127)	(1,986)	(15,113)
Balance at March 31, 2015	259,490,083	$695,266	$31,975	$—	$(738,750)	$(57,354)	$(68,863)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)

1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the New York Stock Exchange (the "NYSE MKT") under the symbol GSS and the Ghana stock exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, Wassa underground development project and a carbon-in-leach ("CIL") processing plant (collectively, “Wassa”), located approximately 35 kilometers from the town of Bogoso, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, we own and operate the Bogoso gold mining and processing operation (“Bogoso”) located near the town of Bogoso, Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana. We hold interests in several gold exploration projects in Ghana and other parts of West Africa, and in South America we hold and manage exploration properties in Brazil.
At Bogoso, the Company processes both refractory and non-refractory ore. The Company has made a decision to suspend the refractory operation in late 2015 in conjunction with its business strategy to focus on lower cost mining opportunities.
2. BASIS OF PRESENTATION
Statement of compliance
The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) including International Accounting Standards ("IAS") 34 Interim financial reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2014, except for the changes in accounting policies as described below.
These condensed interim consolidated financial statements were approved by the Board of Directors of the Company on May 6, 2015.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2015. These changes were made in accordance with the applicable transitional provisions.
IFRS 3 Fair value measurements provides clarification related to the portfolio exception. The adoption of this improvement did not result in any impact to the Company's financial statements.

IFRS 8 Operating segments amended to require (i) disclosure of judgements made by management in aggregating segments, and (ii) a reconciliation of segment assets to the entity's assets when segment assets are reported. The adoption of this amendment did not result in any impact to the Company's financial statements.
4. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at March 31, 2015 and December 31, 2014:

		March 31, 2015		December 31, 2014
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$51,582	$51,582	$47,846	$47,846
There were no non-recurring fair value measurements of financial instruments as at March 31, 2015.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2015, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The Company's finance department is responsible for performing the valuation of financial instruments, including Level 3 fair values. The valuation processes and results are reviewed and approved by the Executive Vice President and Chief Financial Officer at least once every quarter, in line with the Company's quarterly reporting dates. Valuation results are discussed with the Audit Committee as part of its quarterly review of the Company's consolidated financial statements.
The valuation techniques that are used to measure fair value are as follows:
5% Convertible Debentures
The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued based on a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury bills with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding our risk premium to the risk free interest rate. A market-based volatility rate has been applied to the fair value computation. Inputs used to determine the fair value on March 31, 2015 and December 31, 2014 were as follows:

	March 31, 2015	December 31, 2014
5% Convertible Debentures
Risk free interest rate	0.6%	0.9%
Risk premium	24.0%	25.1%
Volatility	40.0%	40.0%
Remaining life (years)	2.2	2.4

The following table presents the changes in the Level 3 investments for the three months ended March 31, 2015:

Fair value
Balance, December 31, 2014	$47,846
Loss in the period included in earnings	3,736
Balance, March 31, 2015	$51,582
If the risk premium increases by 5%, the fair value of the 5% Convertible Debentures would decrease and the related gain in the consolidated statement of operations would increase by $5.0 million for the three months ended March 31, 2015. In general, an increase in risk premium would increase the gain on fair value of the 5% Convertible Debentures.
5. INVENTORIES
Inventories include the following components:

	As of	As of
	March 31, 2015	December 31, 2014
Stockpiled ore	$22,951	$21,035
In-process	7,533	8,093
Materials and supplies	24,820	25,151
Total	$55,304	$54,279
The cost of inventories expensed for the three months ended March 31, 2015 and 2014 was $68.4 million and $80.0 million, respectively.
A total of $0.1 million and $1.0 million of materials and supplies inventories were written off in the three months ended March 31, 2015 and 2014 respectively, due to obsolescence and an additional $1.5 million of net realizable value adjustments were recorded in 2015.
6. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, and mining properties:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
As of December 31, 2014	$454,074	$713,471	$38,716	$1,206,261
Additions	—	19	12,444	12,463
Transfers	882	923	(1,805)	—
Capitalized interest	—	—	319	319
Disposals and other	(361)	—	—	(361)
As of March 31, 2015	$454,595	$714,413	$49,674	$1,218,682

Accumulated depreciation
As of December 31, 2014	$405,844	$648,329	$9,306	$1,063,479
Depreciation and amortization	6,306	5,772	—	12,078
Disposals and other	(27)	—	—	(27)
As of March 31, 2015	$412,123	$654,101	$9,306	$1,075,530

Carrying amount
As of December 31, 2014	$48,230	$65,142	$29,410	$142,782
As of March 31, 2015	$42,472	$60,312	$40,368	$143,152

As at March 31, 2015, equipment under finance leases had net carrying amounts of $2.5 million. The total minimum lease payments are disclosed in Note 10 - Debt.
No depreciation is charged to construction in progress assets.
7. INCOME TAXES
Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	Three Months Ended March 31,
	2015	2014
Current expense:
Canada	$—	$—
Foreign	—	—
Deferred tax recovery:
Canada	—	—
Foreign	—	85
Tax expense	$—	$85

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	March 31, 2015	December 31, 2014
Trade and other payables	$68,532	$79,528
Accrued liabilities	36,644	38,969
Payroll related liabilities	3,961	4,954
Total	$109,137	$123,451
Certain payables have been reclassified to other long-term liabilities at March 31, 2015 (See note 10).
9. REHABILITATION PROVISIONS
At March 31, 2015, the total undiscounted amount of the estimated future cash needs was estimated to be $90.3 million. A discount rate assumption of 2% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	Three Months Ended March 31, 2015	Year Ended December 31, 2014
Beginning balance	$85,816	$86,310
Accretion of rehabilitation provisions	440	1,746
Changes in estimates	—	1,314
Cost of reclamation work performed	(1,066)	(3,554)
Balance at the end of the period	$85,190	$85,816

Current portion	5,096	$4,562
Long term portion	80,094	81,254
Total	$85,190	$85,816

10. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	March 31, 2015	December 31, 2014
Current debt:
Equipment financing credit facility	$3,943	$4,512
Ecobank Loan I net of loan fees	11,686	11,686
Finance leases	968	983
Total current debt	$16,597	$17,181
Long term debt:
Equipment financing credit facility	$3,208	$3,833
Ecobank Loan I net of loan fees	28,379	31,239
Finance leases	2,663	2,880
5% Convertible Debentures at fair value (see Note 4)	51,582	47,846
Other long term liabilities	16,541	—
Total long term debt	$102,373	$85,798
Other long term liabilities
During the three months ended March 31, 2015, the Company reached an agreement with the electricity provider in Ghana, Volta River Authority, on a mutually acceptable plan to repay. The repayment plan includes a deferral of $19.0 million to 2016 and 2017 which has been reclassified from accounts payable to other long term liabilities, net of a $2.4 million gain recognized in other income on remeasurement of this deferral.
Schedule of payments on outstanding debt as of March 31, 2015:

	Nine months ending December 31, 2015	2016	2017	2018	Maturity
Equipment financing loans
Principal	$3,318	$2,761	$931	$141	2013 to 2018
Interest	285	180	34	4

Ecobank Loan I
Principal	8,765	11,686	11,686	8,765	2018
Interest	2,662	2,610	1,506	392

Finance leases
Principal	751	1,016	1,088	776	2018
Interest	174	172	100	24

5% Convertible Debentures
Principal	—	—	77,490	—	June 1, 2017
Interest	3,875	3,875	1,937	—

Other long term liabilities	—	10,327	8,646	—

Total principal	$12,834	$25,790	$99,841	$9,682
Total interest	$6,996	$6,837	$3,577	$420
	$19,830	$32,627	$103,418	$10,102

11. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $9.5 million, all of which are expected to be incurred within the next nine months.

12. SHARE-BASED COMPENSATION
Non-cash employee compensation expenses recognized in general and administrative expense in the statements of operations are as follows:

	Three Months Ended March 31,
	2015	2014
Share-based compensation	$529	$1,438
Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the three months ended March 31, 2015 and 2014 were based on the weighted average assumptions noted in the following table:

	Three Months Ended March 31,
	2015	2014
Expected volatility	68.94%	78.08%
Risk-free interest rate	1.31%	1.50%
Expected lives	5.60 years	6.12 years
Dividend yield	0%	0%
The weighted average fair value per option granted during the three months ended March 31, 2015 was $0.23 (three months ended March 31, 2014 - $0.59). As at March 31, 2015, there was $0.7 million of share-based compensation expense (March 31, 2014 - $1.9 million) relating to the Company's share options to be recorded in future periods.
A summary of option activity under the Company's Stock Option Plan during the three months ended March 31, 2015 are as follows:

	Options (‘000)	Weighted– Average Exercise price	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2014	14,935	2.01	5.7
Granted	3,388	0.30	9.9
Forfeited	(1,742)	2.08	5.5
Expired	(105)	4.58	—
Outstanding as of March 31, 2015	16,476	1.65	6.4

Exercisable as of December 31, 2014	10,808	2.33	5.0
Exercisable as of March 31, 2015	12,278	2.03	5.3
Share Bonus Plan
There were no bonus shares issued during the three months ended March 31, 2015.
Deferred share units ("DSUs")
For the three months ended March 31, 2015, the DSUs that were granted vested immediately and a compensation expense of $0.2 million was recognized for these grants (three months ended March 31, 2014 - $0.2 million). As of March 31, 2015, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.

A summary of DSU activity during the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,
	2015	2014
Number of DSUs, beginning of period	1,962,208	1,381,593
Grants	710,684	358,964
Exercises	—	(268,909)
Number of DSUs, end of period	2,672,892	1,471,648
Share appreciation rights ("SARs")
As of March 31, 2015, there was approximately $0.4 million of total unrecognized compensation cost related to unvested SARs (March 31, 2014 - $1.4 million). For the three months ended March 31, 2015, the Company recognized an expense of $0.1 million related to these cash settled awards (three months ended March 31, 2014 - $0.1 million).
A summary of the SARs activity during the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,
	2015	2014
Number of SARs, beginning of period ('000)	3,220	3,027
Grants	600	460
Forfeited	(429)	—
Number of SARs, end of period ('000)	3,391	3,487
Performance share units ("PSUs")
For the three months ended March 31, 2015, there was no compensation expense to recognize for PSUs (three months ended March 31, 2014 - $0.1 million).
A summary of the PSU activity during the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,
	2015	2014
Number of PSUs, beginning of period ('000)	2,346	—
Grants	7,931	2,475
Forfeited	(366)	—
Number of PSUs, end of period ('000)	9,911	2,475
13. LOSS PER COMMON SHARE
The following table provides reconciliation between basic and diluted earnings per common share:

	Three Months Ended March 31,
	2015	2014
Net loss attributable to Golden Star shareholders	$(13,127)	$(22,364)

Weighted average number of basic and diluted shares (millions)	259.5	259.2

Net loss per share attributable to Golden Star shareholders:
Basic and diluted	$(0.05)	$(0.09)

14. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended March 31,
	2015	2014
Mine operating expenses	$69,246	$82,933
Operating costs to metal inventory	(871)	(2,892)
Royalties	3,828	4,255
	$72,203	$84,296
15. FINANCE EXPENSE, NET
Finance income and expense include the following components:

	Three Months Ended March 31,
	2015	2014
Interest income	$(9)	$(5)
Interest expense	1,768	2,009
Net foreign exchange loss/(gain)	471	(21)
Accretion of rehabilitation provision	440	436
	$2,670	$2,419
16. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the three months ended March 31, 2015 and 2014 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows:

	Three Months Ended March 31,
	2015	2014
Salaries, wages, and other benefits	$760	$596
Bonus	328	508
Share-based compensation	298	576
	$1,386	$1,680

17. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended March 31,	Wassa	Bogoso	Other	Corporate	Total
2015
Revenue	$28,112	$48,407	$—	$—	$76,519
Mine operating expenses	25,300	43,946	—	—	69,246
Operating costs from/(to) metal inventory	1,947	(2,818)	—	—	(871)
Royalties	1,406	2,422	—	—	3,828
Cost of sales excluding depreciation and amortization	28,653	43,550	—	—	72,203
Depreciation and amortization	3,900	7,685	—	—	11,585
Mine operating loss	(4,441)	(2,828)	—	—	(7,269)
Net loss attributable to non-controlling interest	(1,030)	(956)	—	—	(1,986)
Net loss attributable to Golden Star	$(6,948)	$1,664	$(223)	$(7,620)	$(13,127)

Capital expenditures	$10,426	$2,356	$—	$—	$12,782

2014
Revenue	$44,909	$40,095	$—	$—	$85,004
Mine operating expenses	34,076	48,857	—	—	82,933
Operating costs to metal inventory	(806)	(2,086)	—	—	(2,892)
Royalties	2,248	2,007	—	—	4,255
Cost of sales excluding depreciation and amortization	35,518	48,778	—	—	84,296
Depreciation and amortization	3,873	2,743	—	—	6,616
Mine operating margin/(loss)	5,518	(11,426)	—	—	(5,908)
Income tax expense	85	—	—	—	85
Net income/(loss) attributable to non-controlling interest	16	(2,005)	—	—	(1,989)
Net income/(loss) attributable to Golden Star	$2,177	$(8,330)	$(72)	$(16,139)	$(22,364)

Capital expenditures	$4,144	$8,068	$—	$—	$12,212

	Wassa	Bogoso	Other	Corporate	Total
March 31, 2015
Total assets	$126,379	$111,616	$624	$5,815	$244,434

December 31, 2014
Total assets	$130,010	$115,497	$834	$11,712	$258,053
18. SUPPLEMENTAL CASH FLOW INFORMATION
During the three months ended March 31, 2015, there was no payment of income taxes (three months ended March 31, 2014 - $1.2 million). The Company paid $1.1 million for interest during the three months ended March 31, 2015 (three months ended March 31, 2014 - $0.7 million).

Changes in working capital for the three months ended March 31, 2015 and 2014 are as follows:

	Three Months Ended March 31,
	2015	2014
Decrease/(increase) in accounts receivable	$1,215	$(1,158)
Increase in inventories	(539)	(660)
(Increase)/decrease in prepaids and other	(1,277)	610
Increase in accounts payable and accrued liabilities	7,663	6,597
Decrease in current tax liability	—	(1,170)
Total changes in working capital	$7,062	$4,219
19. SUBSEQUENT EVENT
On May 7, 2015, the Company announced that it has entered into a gold purchase and sale agreement ("Streaming Agreement") with RGLD Gold AG (“RGLD”), a wholly-owned subsidiary of Royal Gold, Inc. ("RGI"). RGLD will make a $130 million advance payment to the Company in stages. The Company will receive an initial payment of $55 million subject to the satisfaction of certain conditions and the balance will be advanced on a pro rata basis with spending on the Wassa and Prestea underground and is expected to be advanced in five quarterly $15 million payments beginning September 1, 2015 and ending September 1, 2016, as the Wassa and Bogoso development projects progress. Under the Streaming Agreement, Golden Star will initially deliver 8.5% of Bogoso and Wassa ("the Mines") production to RGLD at a cash purchase price of 20% of spot gold until 185,000 ounces have been delivered. A further 5% of the Mines production at a cash purchase price of 20% of spot gold will be delivered thereafter until an additional 22,500 ounces have been delivered. Thereafter, 3% of the Mines production at a cash purchase price of 30% of spot gold will be delivered in perpetuity.
In addition, RGI will provide Golden Star a $20 million four year term loan at an interest rate calculated at 62.5% of the average daily gold price relevant for the quarter divided by 10,000 (for example, 7.5% at $1,200 gold price), not to exceed 11.5%. As part of the loan agreement, Golden Star will grant to RGI 5.0 million warrants exercisable into common shares of the Company at a price equal to a 30% premium of the weighted average share price on the NYSE MKT for the 10 day period ending two days prior to announcement of the transaction. The warrants will have a four year term.